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                              September 21, 2023

       Peter Crawford
       Chief Financial Officer
       The Charles Schwab Corporation
       3000 Schwab Way
       Westlake, TX 76262

                                                        Re: The Charles Schwab
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2023
                                                            File No. 001-09700

       Dear Peter Crawford:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Market Risk
       Economic Value of Equity Simulation, page 51

   1. We note that you state that management uses Economic Value of Equity to measure interest rate risk.
However, you do not present any quantitative or qualitative analysis of your EVE during the
period, nor the key assumptions that management uses to evaluate and manage exposure to
this risk. Provide us with your analysis supporting your decision not to provide
information related this measure of market risk. Please refer to Item 305 of
                                                        Regulation S-K. Also,
revise your disclosure to address the key metrics management uses in evaluating EVE to
manage your exposure to market risk, and explain any significant changes made as a
result of monitoring EVE in reducing your exposure to market risk.
 Peter Crawford
FirstName
The CharlesLastNamePeter  Crawford
            Schwab Corporation
Comapany 21,
September  NameThe
               2023 Charles Schwab Corporation
September
Page  2    21, 2023 Page 2
FirstName LastName
Form 10-Q for the quarterly period ended June 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Risk Management
Market Risk, page 18

2. We note the disclosure that beginning in 2023, you began to utilize interest rate swap derivative instruments to assist with managing interest rate risk; however, we do not see fulsome disclosure discussing and quantifying the use of derivatives used to manage your interest rate risk. Please provide a qualitative discussion of how derivatives are used to manage interest rate risk, including the volume and types of derivatives and any additional details regarding the changes in strategy during the periods presented. See Item
         305(b)(1)(ii) of Regulation S-K. Additionally, consider disclosing quantitative information about the impact the use of derivatives had on managing your interest rate risk and clarify whether the disclosed outputs from your NIR and EVE simulation reflect the impact of any derivatives used to manage interest rate risk.
3. We also note that key assumptions in your interest rate sensitivity analysis include the projection of interest rate scenarios with rate floors, rates and balances of non-maturity client cash held on the balance sheet, prepayment speeds of mortgage-related investments, repricing of financial instruments, and reinvestment of matured or paid-down securities and loans. Please revise your disclosures in future filings to describe and define the various identified assumptions, whether you use proprietary or third-party data, how the data are used in your modeling and any unique facts and circumstances about them, such as how they have or may respond to unknown facts and circumstances, such as exogenous events. Additionally, please disclose changes in any assumptions used for any comparative period, including changes to the data source used or significant changes in the actual assumption itself due to, and for example, internal data, market conditions or significant changes in the judgments and determinations made by management as you refine your modeling over time. Please see Item 305(a)(1)(ii)(B) of Regulation S-K.
4. In your 10-K you state that the Chief Risk Officer, Global Risk Committee and its sub-
         committees, and the Board Risk Committee have significant roles in monitoring and providing oversight for risk management and responding to emerging risks. We also note that during 2023, you have seen significant fluctuations in the composition of your funding sources as clients have moved away from keeping money in your deposit products, and seen a decline in your net interest revenue. We also note the statement in the press release furnished as an exhibit to the April 17, 2023 Form 8-K attributing the reduction in deposit volumes to your clients' preference for other products within the Schwab family. Revise your disclosure in future filings to discuss the roles of your risk management oversight process in identifying and addressing changes to the mix of Schwab products held by your clients during the reported period. Discuss any instances where the relevant committee or sub-committee had to approve a change in order to maintain compliance with your established risk profile, or accepted an increased risk
 Peter Crawford
FirstName
The CharlesLastNamePeter  Crawford
            Schwab Corporation
Comapany 21,
September  NameThe
               2023 Charles Schwab Corporation
September
Page  3    21, 2023 Page 3
FirstName LastName
         exposure compared to your tolerances set before the Federal Reserve began increasing rates and your clients allocation preferences changed. Also, disclose how the Committees and the rest of your oversight process distinguish between changes in client preferences among your products and a more fundamental move away from Schwab products and any significant actions taken as a result of that evaluation during the reported period. For instance, discuss management's actions in response to deposit outflows on your ability to maintain sufficient capital adequacy for both the parent company and your banking subsidiary to avoid restrictions in your ability to access funding sources including advances or brokered deposits.
Liquidity Risk, page 20

5. You discuss changes that you have made to your funding sources, including the sale of additional long term debt, issuing brokered deposits and FHLB advances. We also note that the debt rating for your long term debt was lowered by at least one rating agency. Revise your disclosure in future filings to address any material impact from changing the mix of funding sources, including the increase in interest and other expenses associated with those funding sources as well as any change in duration. Also, disclose any material regulatory implications from choosing those funding sources, including any impact on your ability to rely on the source in the event that you or your banking subsidiary were to face capital adequacy concerns.
Risk Factors, page 68

6. We note that in your Form 10-K, you provide a brief risk factor that discusses the potential impact on your business from a substantial decrease in liquidity. However, in the first two reported quarters of 2023, you appear to have seen a significant outflow of deposits, an outflow that appears to have been particularly pronounced during the period immediately following the collapse of Silicon Valley Bank. However, you did not update the risk factor to discuss your actual experiences with changes to your deposit mix, the availability of liquidity or the costs and availability of replacement funding sources, nor did you discuss the significant events that impacted the availability of liquidity. Please revise your risk factors disclosure. Please ensure that your risk factors discussion is updated to reflect significant changes to the risks.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Marc Thomas at (202) 551-3452 or Robert Klein at (202) 551-3847 if
you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at (202) 551-8819 or Christian Windsor at (202) 551-3419 with any other questions.
 Peter Crawford
The Charles Schwab Corporation
September 21, 2023
Page 4


FirstName LastNamePeter Crawford              Sincerely,
Comapany NameThe Charles Schwab Corporation
                                              Division of Corporation Finance
September 21, 2023 Page 4                     Office of Finance
FirstName LastName